

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 3, 2010

By U.S. Mail and Facsimile to: (212) 270-1604

Mr. Michael J. Cavanagh
Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

      Re: JPMorgan Chase & Co.
              Form 8-K filed January 15, 2010
              File No. 001-05805

Dear Mr. Cavanagh:

      We have completed our review of your Form 8-K filed January 15, 2010 and have no further comments at this time.

                    Sincerely,

                    Amit Pande
                    Accounting Branch Chief